October 13, 2023 VIA EDGAR	Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com
United States Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences 100 F Street, NE Washington, DC 20549 Attn: Jason Drory Laura Crotty	Stephen Thau E sthau@orrick.com D +1 212 506 5076 F +1 212 506 5151

Re:	Catalyst Biosciences, Inc. Registration Statement on Form S-3 Filed July 24, 2023 File No. 333-273395

Ladies and Gentlemen:

On behalf of Catalyst Biosciences, Inc., a Delaware corporation (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated August 3, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-3 filed with the Commission on July 24, 2023 (the “Registration Statement”).

Concurrently with this response letter, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response.

Registration Statement on Form S-3 filed July 24, 2023

General

1.
We note that you plan to acquire an indirect controlling interest in Beijing Continent Pharmaceuticals Co., Ltd, a company organized under the laws of the PRC, if your stockholders approve the transaction at the special meeting to be held on August 29, 2023. Please revise, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 and Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023. Please also consider the applicable comments issued in our letter dated April 27, 2023, in relation to your Preliminary Proxy Statement on Schedule 14A filed March 30, 2023.

U.S. Securities and Exchange Commission
October 13, 2023

Response:

In response to the Staff’s comment, the Company has revised its disclosure on the cover pages and pages 7-8 of Amendment No. 1.

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Please direct any questions concerning this letter to the undersigned at (212) 506-5076 or sthau@orrick.com.

Very truly yours,

/s/ Stephen Thau

Stephen Thau

ORRICK, HERRINGTON & SUTCLIFFE LLP

cc: Nassim Usman, Ph.D., President and Chief Executive Officer